UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Calendar of Corporate Events - 2006

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

Investor Relations Officer	name: José Luiz Acar Pedro e-mail: 4000.diretoria@bradesco.com.br telephone: (0xx11) 3681-4011 fax: (0xx11) 3684-4630

Newspapers in which the corporate acts are published	Diário Oficial do Estado de São Paulo and Diário do Comércio, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2005
Event	Date
Forwarding to BOVESPA (São Paulo Stock Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin- American Market) and making available to Stockholders (Site)	02.22.2006
Publication	02.24.2006

Standardized Financial Statements (DFP), related to the year ended on 12.31.2005
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	2.22.2006

Annual Information (IAN), related to the year ended on 12.31.2005
Event	Date
Forwarding to BOVESPA, CVM andmaking available to stockholders (Site)	04.27.2006

Consolidated Annual Financial Statements, according to the US GAAP, related to the year ended on 12.31.2005
Event	Date
Forwarding to BOVESPA, CVM, SEC, NYSE, LATIBEX and making available to Stockholders (Site)	06.30.2006

Semestral Financial Statements and Consolidated Financial Statements related to the 1st semester, 2006
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	08.07.2006
Publication	08.09.2006

Quarterly Report (ITR)
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site) Relating to 1st quarter/2006	05.08.2006
Relating to 2nd quarter/2006	08.07.2006
Relating to 3rd quarter/2006	11.06.2006

Quarterly Consolidated Financial Statements in English and Spanish
Event	Date
Forwarding to SEC, NYSE, LATIBEX and making available to Stockholders (Site) Relating to 1st quarter/2006	05.08.2006
Relating to 2nd quarter/2006	08.07.2006
Relating to 3rd quarter/2006	11.06.2006

Silence Period prior to the Earnings Results Disclosure
Results Disclosure	Date
Annual/2005	02.07.2006 to 02.21.2006
Relating to the 1st quarter/2006	04.23.2006 to 05.07.2006
Relating to the 1st semester/2006	07.23.2006 to 08.06.2006
Relating to the 3rd quarter/2006	10.22.2006 to 11.05.2006

Results Disclosure
Event	Date
Annual/2005	02.22.2006
Relating to the 1st quarter/2006	05.08.2006
Relating to the 1st semester/2006	08.07.2006
Relating to the 3rd quarter/2006	11.06.2006

Special Stockholders’ Meeting and Annual Stockholders’ Meeting
Event	Date
Sending of Public Call Notice to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.07.2006
Publication of Call Notice	March 8th , 9th and 10th , 2006
Sending of Board of Director’s proposal for the Special Stockholders’ Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.07.2006
Date of the Special and Annual Stockholders’ Meetings are to be held	03.27.2006
Sending of the main resolutions of the Special and Annual Stockholders’ Meetings to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.27.2006
Sending of the Minutes of the Special and Annual Stockholders’ Meetings to BOVESPA and CVM	04.06.2006

Board of Directors/Board of Executive Officers’ Meetings
Event	Date
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of intermediary interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	06.16.2006
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of intermediary interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	06.30.2006
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of complementary interests on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	11.16.2006
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of complementary interests on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	12.06.2006

Notices to the Market
Event	Date
Notices to the Market related to the payment of monthly interests on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	1.27, 2.24, 3.29, 4.27, 5.26, 6.26, 7.27, 8.25, 9.27, 10.27, 11.24 and 12.28.2006
Record-date for the calculation of monthly interests on own capital	2.1, 3.1, 4.3, 5.2, 6.1, 7.3, 8.1, 9.1, 10.2, 11.1, 12.1.2006 and 1.2.2007
Date for the credit and/or making available, for the stockholders, the monthly interests on own capital	3.1, 4.3, 5.2, 6.1, 7.3, 8.1, 9.1, 10.2, 11.1, 12.1.2006, 1.2 and 2.1.2007

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Officer
 January 3rd , 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04 , 2006

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.